EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

FRANKLIN RESOURCES INC.'S HOLDINGS IN METSO

(Helsinki, Finland, June 12, 2002) – Metso Corporation (NYSE: MX; HEX: MEO) has been informed about the holding of the funds managed by Franklin Resources, Inc. of the paid up share capital of Metso Corporation. The funds managed by Franklin Resources, Inc. owned Metso's shares and ADR's on June 10, 2002 as follows

Templeton Global Advisers, Ltd.	5,589,931 shares
Templeton Investment Counsel, LLC	935,967 shares
Franklin Advisers, Inc.	162,660 shares
Franklin Templeton Investments Corp.	258,568 shares
Franklin Templeton Investments Aus Ltd.	93,211 shares
Total	7,040,337 shares

This holding amounts to 5.17 percent of the paid up share capital and the total votes of Metso Corporation.

In addition, Franklin Resources, Inc. has voting authority representing 1.14 percent of total shares as follows:

Franklin Templeton Invt. Services, Inc.	157,905 shares/ADRs
Templeton Global Advisers Ltd.	27,600 shares/ADRs
Templeton Investment Counsel, LLC	1,197,463 shares/ADRs
Franklin Templeton Investments Corp.	124,961 shares/ADRs
Franklin Templeton Investments Aus Ltd.	41,178 shares/ADRs
Total	1,549,107 shares/ADRs

Franklin Resources, Inc.'s total holding of Metso's share capital amounted to 5.17 percent on June 10, 2002, after being, on the basis of their previous announcement, 4.96 percent on December 10, 2001. Total amount of voting rights managed by the funds of Franklin Resources, Inc. represented 6.30 percent of Metso's paid up share capital on June 10, 2002 after being, on the basis of their previous announcement, 6.46 percent on December 10, 2001.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corp., Tel. +358 204 843 240
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, Tel. +358 204 843 253
or
Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2002

METSO CORPORATION

By: [signature]
Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: [signature]
Harri Luoto
Senior Vice President and
General Counsel